UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 9, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of March 8, 2017, should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of December 31, 2016 and 2015 and for the three-year period ended December 31, 2016 (“Financial Statements”). It should also be read together with the text below on forward-looking statements in the Section entitled “Forward-Looking Statements.”

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.

Financial Highlights

(In millions of US dollars, except per share amounts, selected ratios, and trading volume information)

(Unaudited)

	2016	2015	2014
	$	$	$
Operations
Revenue	808.8	781.9	812.7
Gross margin (1)	23.7%	21.5%	20.1%
Net earnings attributable to Company shareholders (2)	51.1	56.7	35.8
Adjusted net earnings (3)(4)	59.7	57.6	44.8
Adjusted EBITDA (3)	119.5	102.0	103.9
Cash flows from operating activities	108.1	102.3	86.9
Free cash flows (3)	58.2	68.0	46.3
Capital expenditures (5)	50.0	34.3	40.6
Effective Tax Rate (6)	27.7%	16.2%	39.0%

Per Common Share
IPG Net Earnings - diluted	0.85	0.93	0.58
Adjusted net earnings - diluted (3)(4)	0.99	0.94	0.72
Dividend paid per share	0.54	0.50	0.40

Financial Position
Working capital (7)	130.6	130.5	128.2
Total assets	580.6	487.3	466.7
Net debt (8)	158.9	135.2	114.9
Total equity attributable to Company shareholders	236.6	216.7	227.5
Cash and loan availability (9)	158.2	182.3	206.2

(continued)

Financial Highlights (continued)

	2016	2015	2014
	$	$	$
Selected Ratios
Current Ratio (10)	2.17	2.45	2.50
Leverage Ratio (3) (11)	1.50	1.50	1.19
Return on equity (12)	22.6%	25.5%	15.6%

Stock Information
Weighted average shares outstanding - diluted (13)	60,369	61,111	62,061
Shares outstanding as of December 31 (13)	59,060	58,668	60,436

The Toronto Stock Exchange (CDN$)
Share price as of December 31	25.18	18.69	18.61
High: 52 weeks	25.74	20.51	19.95
Low: 52 weeks	15.46	13.67	11.12

(1)	Gross profit divided by revenue
(2)	Net earnings attributable to Company shareholders (“IPG Net Earnings”)
(3)	These are non-GAAP financial measures defined below and accompanied by the reconciliation to the closest GAAP financial measure. Refer to the section below entitled “Non-GAAP Financial Measures.”
(4)	As disclosed in the Company’s press release on March 1, 2017, adjusted net earnings and adjusted earnings per share for the interim and annual periods in fiscal 2014 and 2015, and the first three interim periods in fiscal 2016 were amended to correct a clerical error in the calculation of the income tax effect of the adjustments made in determining Adjusted Net Earnings and Adjusted Earnings Per Share. For the purpose of a consistent presentation of all periods, certain prior period amounts have been conformed to current period presentation. Refer to the section below entitled “Non-GAAP Financial Measures.”
(5)	Purchases of property, plant and equipment
(6)	Refer to Note 5 – Income Taxes to the Company’s Financial Statements
(7)	Current assets less current liabilities
(8)	Borrowings, current and non-current, less cash
(9)	Refer to the section below entitled “Liquidity”
(10)	Current assets divided by current liabilities
(11)	Borrowings, current and non-current, divided by adjusted EBITDA
(12)	IPG Net Earnings divided by average total equity attributable to Company shareholders
(13)	In thousands

2016 Share Prices

	High	Low	Close	ADV(1)
The Toronto Stock Exchange (CDN$)
Q1	18.96	15.46	18.61	133,288
Q2	21.75	18.09	21.08	150,962
Q3	23.72	20.06	22.64	124,173
Q4	25.74	20.51	25.18	143,488

(1)	Represents average daily volume sourced from the Toronto Stock Exchange.

Consolidated Quarterly Statements of Earnings

(In thousands of US dollars, except share and per share amounts)

(Unaudited)

	1st Quarter			2nd Quarter
	2016	2015	2014	2016	2015	2014
	$	$	$	$	$	$
Revenue	190,816	189,009	199,948	201,517	196,586	202,925
Cost of sales	149,720	151,994	157,250	149,715	154,178	158,875

Gross profit	41,096	37,015	42,698	51,802	42,408	44,050

Gross margin	21.5%	19.6%	21.4%	25.7%	21.6%	21.7%
Selling, general and administrative expenses	23,384	18,127	18,980	26,282	22,253	20,561
Research expenses	2,542	2,066	2,074	2,734	2,141	1,667

	25,926	20,193	21,054	29,016	24,394	22,228

Operating profit before manufacturing facility closures, restructuring and other related charges	15,170	16,822	21,644	22,786	18,014	21,822
Manufacturing facility closures, restructuring and other related charges	1,733	660	1,384	2,090	142	1,020

Operating profit	13,437	16,162	20,260	20,696	17,872	20,802
Finance costs (income)
Interest	982	616	831	1,022	982	864
Other expense (income), net	(91)	(641)	352	411	395	370

	892	(25)	1,183	1,433	1,377	1,234

Earnings before income tax expense	12,545	16,187	19,077	19,263	16,495	19,568
Income tax expense
Current	2,076	1,063	457	3,197	1,249	1,062
Deferred	940	3,346	6,986	2,408	3,498	6,392

	3,016	4,409	7,443	5,605	4,747	7,454

Net earnings	9,530	11,778	11,634	13,658	11,748	12,114

IPG Net Earnings	9,530	11,778	11,634	13,658	11,748	12,114
Non-controlling interest	—	—	—	—	—	—

	9,530	11,778	11,634	13,658	11,748	12,114

IPG Net Earnings per share
Basic	0.16	0.19	0.19	0.23	0.20	0.20
Diluted	0.16	0.19	0.19	0.22	0.19	0.19

Consolidated Quarterly Statements of Earnings

(In thousands of US dollars, except share and per share amounts)

(Unaudited)

	3rd Quarter			4th Quarter
	2016	2015	2014	2016	2015	2014
	$	$	$	$	$	$
Revenue	206,559	200,635	209,109	209,909	195,677	200,750
Cost of sales	161,705	157,838	168,447	156,174	149,885	164,527

Gross profit	44,854	42,797	40,662	53,735	45,792	36,223

Gross margin	21.7%	21.3%	19.4%	25.6%	23.4%	18.0%
Selling, general and administrative expenses	27,338	17,927	23,153	25,576	25,765	23,261
Research expenses	2,287	2,499	1,778	3,227	2,753	2,354

	29,625	20,426	24,931	28,803	28,518	25,615

Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	15,229	22,371	15,731	24,932	17,274	10,608
Manufacturing facility closures, restructuring and other related charges (recoveries)	6,329	181	1,560	(7,744)	2,683	963

Operating profit	8,900	22,190	14,171	32,676	14,591	9,645
Finance costs (income)
Interest	1,158	919	867	1,236	1,036	2,069
Other expense (income), net	270	(651)	426	15	504	380

	1,428	268	1,293	1,251	1,540	2,449

Earnings before income tax expense (benefit)	7,472	21,922	12,878	31,425	13,051	7,196
Income tax expense (benefit)
Current	30	3,281	2,914	3,454	2,592	(768)
Deferred	1,192	2,987	3,953	6,272	(7,033)	1,907

	1,222	6,268	6,867	9,726	(4,441)	1,139

Net earnings	6,250	15,654	6,011	21,699	17,492	6,057

IPG Net Earnings	6,250	15,654	6,011	21,682	17,492	6,057
Non-controlling interest	—	—	—	17	—	—

	6,250	15,654	6,011	21,699	17,492	6,057

IPG Net Earnings per share
Basic	0.11	0.26	0.10	0.37	0.30	0.10
Diluted	0.10	0.26	0.10	0.36	0.29	0.10

Overview

The Company operates in the global specialty packaging industry. The Company develops, manufactures and sells a variety of paper and film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin packaging films, woven coated fabrics and complementary packaging systems for industrial and retail use. The Company’s products primarily consist of: carton sealing tapes, including pressure sensitive and water-activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; shrink film; stretch wrap; lumberwrap, structure fabrics and geomembrane fabrics; and non-manufactured flexible intermediate bulk containers.

The Company reported a 7.3% increase in revenue for the fourth quarter of 2016 as compared to the fourth quarter of 2015 and a 3.4% increase in revenue for the year ended December 31, 2016 as compared to the year ended December 31, 2015. The increase in revenue compared to the fourth quarter of 2015 was primarily due to increased sales volume and additional revenue from the Powerband and TaraTape acquisitions, partially offset by a decrease in average selling price, including the impact of product mix. The increase in revenue for the year ended December 31, 2016 compared to the year ended December 31, 2015 was primarily due to additional revenue from the Better Packages, TaraTape and Powerband acquisitions (“Acquisitions”), increased sales volume and a decrease in the South Carolina Commissioning Revenue Reduction (defined later in this document), partially offset by a decrease in average selling price, including the impact of product mix. The Company estimates that its revenue for the fourth quarter and year ended December 31, 2016 was negatively impacted by the South Carolina Flood (defined later in this document) by approximately $5.0 million and $25.5 million, respectively, which is embedded in the changes in product mix and sales volume.

Gross margin increased to 25.6% in the fourth quarter of 2016 compared to 23.4% in the fourth quarter of 2015 primarily due to insurance claim settlement proceeds (“Insurance Proceeds”) related to the South Carolina Flood and the favourable impact of the Company’s manufacturing cost reduction programs. These favourable impacts were partially offset by the non-recurrence of the reversal of a 2010 impairment for manufacturing equipment of $2.7 million recorded in the fourth quarter of 2015. Gross margin increased to 23.7% in the year ended December 31, 2016 as compared to 21.5% in 2015. Gross margin increased primarily due to Insurance Proceeds related to the South Carolina Flood, the favourable impact of the Company’s manufacturing cost reduction programs, an increase in the spread between selling prices and raw material costs, and the non-recurrence of South Carolina Duplicate Overhead Costs. These favourable items were partially offset by the negative impact of the South Carolina Flood and an unfavourable product mix.

The Company estimates that the South Carolina Flood had a net positive impact on its gross profit of approximately $6.0 million in the fourth quarter and a net negative impact of $1.2 million for the year ended December 31, 2016. The South Carolina Flood impacts are due to lost gross profit related to reductions in revenue as well as incremental costs from alternative product sourcing net of Insurance Proceeds. In November 2016, the Company received a payment of $19.5 million representing the remaining Insurance Proceeds due to the Company as part of the $30.0 million settlement reached by the Company and its insurers in October 2016. The settlement was subject to a $0.5 million deductible and covered substantially all of the claimed property and business interruption losses associated with the South Carolina Flood. Approximately $2.1 million of Insurance Proceeds will be recognized as a benefit to gross profit in the first quarter of 2017.

As part of its plan to realize operational synergies from the TaraTape acquisition completed in November 2015, the Company set out a plan to close its Fairless Hills, Pennsylvania manufacturing facility and ceased production as of December 31, 2016 (“TaraTape Closure”). In order to accommodate the related production volume, the Company has leveraged production capacity in both its Carbondale, Illinois and Danville, Virginia manufacturing facilities, and will continue to do so.    As a result of the TaraTape Closure, the Company increased its expectation of total annual synergies from this transaction to between $4 and $6 million from the previous estimate of between $2 and $4 million of additional adjusted EBITDA (a non-GAAP financial measure as defined and reconciled later in this document) by the end of 2017.

Net earnings attributable to Company shareholders (“IPG Net Earnings”) for the year ended December 31, 2016 decreased to $51.1 million ($0.87 basic IPG Net Earnings per share and $0.85 diluted IPG Net Earnings per share) from $56.7 million ($0.95 basic IPG Net Earnings per share and $0.93 diluted IPG Net Earnings per share) for the year ended December 31, 2015. The decrease was primarily due to increases in (i) selling, general and administrative expenses (“SG&A”) mainly due to share-based and variable compensation expenses and employee related costs to support growth initiatives in the business, and (ii) income tax expense. These unfavourable impacts were partially offset by an increase in gross profit.

IPG Net Earnings for the fourth quarter of 2016 increased to $21.7 million ($0.37 basic IPG Net Earnings per share and $0.36 diluted IPG Net Earnings per share) from $17.5 million ($0.30 basic IPG Net Earnings per share and $0.29 diluted IPG Net Earnings per share) for the fourth quarter of 2015. The increase was primarily due to a decrease in manufacturing facility closures, restructuring and other related charges and an increase in gross profit, both of which were mainly due to Insurance Proceeds related to the South Carolina Flood. These favourable impacts were partially offset by an increase in income tax expense.

Adjusted net earnings (a non-GAAP financial measure as defined and reconciled later in this document) for the year ended December 31, 2016 increased to $59.7 million ($1.02 basic adjusted earnings per share and $0.99 diluted adjusted earnings per share) from $57.6 million ($0.96 basic adjusted earnings per share and $0.94 diluted adjusted earnings per share) for the year ended December 31, 2015. The increase was primarily due to an increase in gross profit, partially offset by increases in (i) income tax expense and (ii) SG&A expenses mainly due to variable compensation expense and employee related costs to support growth initiatives in the business.

Adjusted net earnings for the fourth quarter of 2016 increased to $18.0 million ($0.31 basic adjusted earnings per share and $0.30 diluted adjusted earnings per share) from $16.7 million ($0.28 basic and diluted adjusted earnings per share) for the fourth quarter of 2015. The increase was primarily due to an increase in gross profit, partially offset by an increase in income tax expense.

Adjusted EBITDA increased to $119.5 million for the year ended December 31, 2016 from $102.0 million for the year ended December 31, 2015. The increase was primarily due to an increase in gross profit, partially offset by an increase in SG&A mainly due to variable compensation expense and employee related costs to support growth initiatives in the business.

Adjusted EBITDA increased to $35.3 million for the fourth quarter of 2016 from $24.6 million for the fourth quarter of 2015. The increase was primarily due to an increase in gross profit.

In 2016, the Board of Directors amended the Company’s quarterly dividend policy to increase the annualized dividend by 7.7% from $0.52 to $0.56 per common share based on the Company’s strong financial position and positive outlook.

On March 8, 2017, the Board of Directors declared a dividend of $0.14 per common share payable on March 31, 2017 to shareholders of record at the close of business on March 21, 2017.

Powerband Acquisition

On September 16, 2016, the Company, under a Share Purchase Agreement dated September 2, 2016, completed the purchase of 74% of the issued and outstanding shares in Powerband Industries Private Limited (doing business as “Powerband”), a global supplier of acrylic adhesive-based carton sealing tapes and stretch films located in Daman, India. The remaining 26% will continue to be held by the Desai family which founded the Company in 1994. The Powerband acquisition is intended to further extend the Company’s product offering and presence in the global packaging market. Powerband generated approximately $32 million of revenue in its most recently completed fiscal year and it is expected that these acquired operations will be accretive to IPG Net Earnings. The Company paid in cash, funded primarily from the Company’s Revolving Credit Facility (defined later in this document), a purchase price of $41.9 million.

The Company has approved a plan to expand the production capacity within the Daman, India manufacturing facility and to expand capacity by investing in the construction of a greenfield manufacturing facility in India (“Powerband Investment Projects”). Capital expenditures for the Powerband Investment Projects are currently estimated to total approximately $20 million, and the Projects’ after-tax internal rates of return are expected to exceed the Company’s hurdle rate of 15%. The Company is planning for the additional capacity in the current manufacturing facility to be completed by mid-2017 while the greenfield facility is expected to be operating in 2018.

The impact of the Powerband acquisition on the Company’s earnings was as follows (in millions of US dollars, unaudited):

	Three months ended December 31, 2016	September 16, 2016 through December 31, 2016
	$	$
Revenue	7.6	7.6
IPG Net Earnings	0.1	0.1

Columbia, South Carolina Flood Update

On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding (“South Carolina Flood”). The damages sustained were considerable and resulted in the facility being shut down permanently eight to nine months in advance of the planned shut down. Also as a result of the damage, production of masking tape was relocated to the Company’s Blythewood, South Carolina facility and temporarily to the Marysville, Michigan facility.

In October 2016, the Company and its insurers reached a settlement for the outstanding property and business interruption claims in the amount of $30.0 million, subject to a $0.5 million deductible, covering substantially all of the claimed losses associated with the South Carolina Flood. The settlement resulted in a payment of $19.5 million to the Company in November 2016 and a significant net positive impact on IPG Net Earnings of approximately $9.2 million in the fourth quarter of 2016. The Company has received a total of $29.5 million in Insurance Proceeds of which $5.0 million was recorded in manufacturing facility closures, restructuring and other related charges in the fourth quarter of 2015 and $12.6 million and $9.8 million were recorded in cost of sales and manufacturing facility closures, restructuring and other related charges, respectively, in 2016. The remaining $2.1 million will be recognized as a benefit to cost of sales in the first quarter of 2017.

The Company estimates that the South Carolina Flood had the following impacts on its results:

•	Reductions in revenue of approximately $5.0 million and $25.5 million for the fourth quarter and year ended December 31, 2016, respectively, related to lost sales of masking tape and stencil products, and including $0.3 million and $3.7 million in quality-related masking tape product returns for the fourth quarter and year ended December 31, 2016, respectively. The masking tape product returns are expected to be non-recurring and the cause has been attributed to the required acceleration of the commercialization of these products following the South Carolina Flood;

•	Improvement in gross profit of approximately $6.0 million and reduction in gross profit of approximately $1.2 million for the fourth quarter and year ended December 31, 2016, respectively, as a result of Insurance Proceeds of $8.1 million and $12.6 million for the fourth quarter and year ended December 31, 2016, respectively, included in cost of sales offsetting the negative impacts of the South Carolina Flood;

•	Improvements in manufacturing facility closures, restructuring and other related recoveries totalling $8.9 million and $4.9 million for the fourth quarter and year ended December 31, 2016, respectively, as a result of Insurance Proceeds of $9.3 million and $9.8 million for the fourth quarter and year ended December 31, 2016, respectively, included in this caption offsetting the negative impacts of the South Carolina Flood;

•	Improvements in IPG Net Earnings of approximately $9.2 million and $2.3 million for the fourth quarter and year ended December 31, 2016, respectively, as a result of Insurance Proceeds totalling $17.4 million and $22.4 million recognized in earnings during the fourth quarter and year ended December 31, 2016, respectively, offsetting the negative impacts of the South Carolina Flood;

•	Improvement in adjusted EBITDA of approximately $6.0 million and reduction in adjusted EBITDA of approximately $0.9 million for the fourth quarter and year ended December 31, 2016, respectively; and

•	Improvement in adjusted net earnings of approximately $3.7 million and reduction in adjusted net earnings of $0.8 million for the fourth quarter and year ended December 31, 2016, respectively.

The impact on gross profit, IPG Net Earnings, adjusted net earnings and adjusted EBITDA includes lost gross profit on lost sales and quality-related masking tape product returns discussed above, as well as incremental costs from temporary alternative product sourcing net of Insurance Proceeds received and recognized in earnings to date. Also included in the IPG Net Earnings impact above is manufacturing facility closures, restructuring and other related recoveries which includes charges for site clean-up, damage to property and insurance claim preparation costs, offset by the Insurance Proceeds.

The Company expects the South Carolina Flood to continue to have some negative impact on results during the ongoing effort to restore masking tape and stencil product sales, including the related production processes, to pre-flood conditions. The remaining $2.1 million of Insurance Proceeds are expected to partially offset these negative impacts in the first quarter of 2017, however, at this time, it is not possible to predict the extent and timing of the recovery of these lost sales. The Company continues to aggressively re-establish its production processes and pursue opportunities to recapture the lost sales and expects these efforts will most likely result in improvement in results over time.

South Carolina Project Update

The “South Carolina Project” refers to the previously announced relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation. This project primarily involved moving the Company’s duct tape and masking tape production to a new state-of-the-art facility in Blythewood, South Carolina as well as moving flatback tape production to the Company’s existing facility in Marysville, Michigan. “South Carolina Duplicate Overhead Costs” refers to temporary operating cost increases related to operating both plants in South Carolina simultaneously and performing planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the South Carolina Project. “South Carolina Commissioning Revenue Reduction” refers to the sales attributed to the commissioning efforts of the production lines that were accounted for as a reduction of revenue and a corresponding reduction of the cost of the South Carolina Project. In addition, unless otherwise noted, the impact of the South Carolina Commissioning Revenue Reduction on gross profit and capital expenditures is not significant due to the requirement to offset this revenue with the associated cost of sales in the reclassification of the related gross profit as a reduction of the capital expenditures.

The Blythewood, South Carolina manufacturing facility’s duct tape production continued to have a net positive impact on gross profit and adjusted EBITDA in the fourth quarter and year ended December 31, 2016. In regards to masking tape production, the Company continues to work towards optimizing the related production processes, reducing inefficiencies and eliminating certain quality issues in relation to one of the masking tape products. These masking tape production inefficiencies largely offset the cost savings realized by the duct tape production resulting in a positive impact to the results realized in the fourth quarter and year ended December 31, 2016 of $1.0 million and $3.0 million, respectively. This represents a significant incremental net positive impact on gross profit and adjusted EBITDA in 2016 when compared to the net negative impact realized in 2015, and is in line with the Company’s guidance stating that the Company expected to realize a higher net positive impact in the fourth quarter as compared to the third quarter of 2016.

The table below presents the impact of the South Carolina Project on gross profit and adjusted EBITDA:

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015	2014
	$	$	$	$	$
Project savings (costs), net of production ramp-up inefficiencies	1.0	(0.0)	3.0	(1.9)	—
South Carolina Duplicate Overhead Costs	—	—	—	(4.3)	(3.5)

Impact on gross profit	1.0	(0.0)	3.0	(6.2)	(3.5)
Addback: Non-cash South Carolina Duplicate Overhead Costs	—	—	—	0.4	0.7

Impact on adjusted EBITDA	1.0	(0.0)	3.0	(5.8)	(2.8)

The Company recorded nil and $6.3 million in the fourth quarter and year ended December 31, 2016, respectively, for the South Carolina Commissioning Revenue Reduction. As previously stated, the impact of the South Carolina Commissioning Revenue Reduction on gross profit is not significant due to the requirement to offset this revenue with the associated cost of sales in the reclassification of the related gross profit as a reduction of the capital expenditures.

As of December 31, 2016, capital expenditures for the South Carolina Project since inception totalled $60.7 million. South Carolina Project capital expenditures recorded were nil and $3.7 million for the fourth quarter and year ended December 31, 2016, respectively.

The Company continues to work aggressively on optimizing the masking tape production process mainly through minimization of production waste and machine downtime as well as achieving target quality levels on one of the masking tape products. While the annualized run-rate of the net savings increased in the fourth quarter of 2016 as compared to the third quarter of 2016, the Company did not achieve its previously-stated estimate of approximately $13 million of annualized savings by the beginning of 2017. The challenges that continue to be faced in regards to the production waste and machine downtime related to masking tape production are expected to improve incrementally over time due to the Company’s ongoing efforts, but it is uncertain if and when the Company will realize net savings that approach the previous estimate of approximately $13 million.

Despite the ongoing challenges faced in the South Carolina Project, the Company strongly believes that this leap in technological capability in terms of production efficiency, capacity and environmental footprint will benefit the Company’s operations and competitive position in the long term. As such, the Company remains committed to the Project. At this time, it is not expected that a material amount of additional capital expenditures will be required to achieve further improvement.

Outlook

•	The Company expects gross margin for 2017 to be between 23% and 24%.

•	Adjusted EBITDA for 2017 is expected to be between $127 and $137 million.

•	Manufacturing cost reductions for 2017 are expected to be between $10 and $12 million.

•	Total capital expenditures for 2017 are expected to be between $75 and $85 million.

•	The Company expects a 25% to 30% effective tax rate for 2017 and cash taxes paid in 2017 to be approximately half of the income tax expense in 2017, excluding the potential impact of any significant tax reform legislation and changes in the mix of earnings between jurisdictions.

•	Revenue, gross margin and adjusted EBITDA in the first quarter of 2017 are expected to be greater than in the first quarter of 2016.

Results of Operations

Revenue

Revenue for the year ended December 31, 2016 totalled $808.8 million, a $26.9 million or 3.4% increase from $781.9 million for the year ended December 31, 2015 primarily due to:

•	Additional revenue of $31.3 million due to the Acquisitions; and

•	An increase in sales volume, excluding the Acquisitions, of approximately 1.7% or $13.3 million primarily due to increased demand for the Company’s tape and woven products. The Company believes that the increased sales volume was primarily due to:

•	growth in the carton sealing tape product offerings; and

•	growth in the building and construction market;

Partially offset by:

•	a decrease in certain tape product sales due to the South Carolina Flood.

•	A lower South Carolina Commissioning Revenue Reduction of $4.6 million in 2016 as compared to $11.0 million in 2015;

Partially offset by:

•	A decrease in average selling price, including the impact of product mix, of approximately 2.9% or $22.3 million due to:

•	an unfavourable product mix variance primarily in the Company’s woven and tape product categories;

•	lower selling prices mainly driven by lower petroleum-based raw material costs; and

•	an unfavourable foreign exchange impact (“FX impact”) of approximately $2.0 million.

The Company estimates that its revenue for the year ended December 31, 2016 was negatively impacted by the South Carolina Flood by approximately $25.5 million, which is embedded in the changes in product mix and sales volume.

Revenue for the year ended December 31, 2015 totalled $781.9 million, a $30.8 million or 3.8% decrease from $812.7 million for the year ended December 31, 2014 primarily due to:

•	A decrease in average selling price, including the impact of product mix, of approximately 6% or $49.2 million due to:

•	an unfavourable product mix variance primarily in the Company’s tape and woven product categories;

•	an unfavourable FX impact of approximately $13.3 million; and

•	lower selling prices mainly driven by lower petroleum-based raw material costs.

•	The South Carolina Commissioning Revenue Reduction of $11.0 million in 2015 (nil in 2014);

Partially offset by:

•	Additional revenue of $17.7 million due to the Better Packages and TaraTape acquisitions (“2015 Acquisitions”); and

•	An increase in sales volume, excluding the 2015 Acquisitions, of approximately 1.4% or $11.6 million primarily due to increased demand for the Company’s tape and woven products. The Company believes that the increased sales volume was primarily due to:

•	growth in the carton sealing tape product offerings; and

•	growth in the building and construction market;

Partially offset by:

•	a decrease in certain tape product sales due to the South Carolina Flood.

The Company estimates that its revenue for the year ended December 31, 2015 was negatively impacted by the South Carolina Flood by approximately $8.6 million, which is embedded in the changes in product mix and sales volume.

Revenue for the fourth quarter of 2016 totalled $209.9 million, a $14.2 million or 7.3% increase from $195.7 million for the fourth quarter of 2015 primarily due to:

•	An increase in sales volume, excluding the Powerband and TaraTape acquisitions, of approximately 4.5% or $9.8 million due to an increase in demand for certain tape and woven products. The Company believes that the increased sales volume was primarily due to:

•	growth in the carton sealing tape product offerings;

•	an increase in certain tape product sales due to the non-recurrence of the South Carolina Flood; and

•	growth in the building and construction markets;

•	Additional revenue of $8.7 million due to the Powerband and TaraTape acquisitions;

Partially offset by:

•	A decrease in average selling price, including the impact of product mix, of approximately 2.2% or $4.3 million primarily due to:

•	an unfavourable product mix in the Company’s tape and woven product categories;

Partially offset by:

•	price increases in certain film and tape product sales.

The Company estimates that its revenue for the fourth quarter of 2016 and 2015 was negatively impacted by the South Carolina Flood by approximately $5.0 million and $8.6 million, respectively, which is embedded in the changes in product mix and sales volume.

Revenue for the fourth quarter of 2016 totalled $209.9 million, a $3.4 million or 1.6% increase from $206.6 million for the third quarter of 2016 primarily due to:

•	Additional revenue of $7.6 million due to the Powerband acquisition; and

•	An increase in sales volume, excluding the Powerband acquisition, of approximately 0.7% or $1.5 million primarily due to increased demand for certain tape products. The Company believes that the increased sales volume was primarily due to seasonally higher volume across the carton sealing tape product offerings;

Partially offset by:

•	A decrease in average selling price, including the impact of product mix, of approximately 2.8% or $5.7 million due to:

•	an unfavourable product mix variance primarily in the Company’s tape products;

Partially offset by:

•	price increases in certain film product sales.

The Company estimates that its revenue for the third and fourth quarters of 2016 was negatively impacted by the South Carolina Flood by approximately $9.9 million and $5.0 million, respectively, which is embedded in the changes in product mix and sales volume.

Gross Profit and Gross Margin

Gross profit totalled $191.5 million for the year ended December 31, 2016, a $23.5 million or 14.0% increase from $168.0 million for the year ended December 31, 2015. Gross margin was 23.7% in 2016 and 21.5% in 2015.

•	Gross profit increased primarily due to Insurance Proceeds related to the South Carolina Flood, the favourable impact of the Company’s manufacturing cost reduction programs, an increase in the spread between selling prices and raw material costs, and additional gross profit from the Acquisitions. These favourable items were partially offset by the negative impact of the South Carolina Flood, an unfavourable product mix variance, and the non-recurrence of the reversal of a 2010 impairment for manufacturing equipment of $2.7 million recorded in the fourth quarter of 2015.

•	Gross margin increased primarily due to Insurance Proceeds related to the South Carolina Flood, the favourable impact of the Company’s manufacturing cost reduction programs, an increase in the spread between selling prices and raw material costs, and the non-recurrence of South Carolina Duplicate Overhead Costs. These favourable items were partially offset by the negative impact of the South Carolina Flood and an unfavourable product mix.

Gross profit totalled $168.0 million for the year ended December 31, 2015, a $4.4 million or 2.7% increase from $163.6 million for the year ended December 31, 2014. Gross margin was 21.5% in 2015 and 20.1% in 2014.

•	Gross profit increased primarily due to an increase in the spread between selling prices and lower raw material costs, the favourable impact of the Company’s manufacturing cost reduction programs and additional gross profit from the Better Packages acquisition. These favourable items were partially offset by an unfavourable product mix variance, an unfavourable FX impact and an increase in manufacturing inefficiencies mainly in relation to the South Carolina Project.

•	Gross margin increased primarily due to an increase in the spread between selling prices and raw material costs and the favourable impact of the Company’s manufacturing cost reduction programs, partially offset by an unfavourable product mix, an increase in manufacturing inefficiencies mainly related to the South Carolina Project and the decision to change manufacturing locations of certain products to meet customers’ demand.

Gross profit totalled $53.7 million for the fourth quarter of 2016, a $7.9 million or 17.3% increase from $45.8 million for the fourth quarter of 2015. Gross margin was 25.6% in the fourth quarter of 2016 and 23.4% in the fourth quarter of 2015.

•	Gross profit increased primarily due to Insurance Proceeds related to the South Carolina Flood, the favourable impact of the Company’s manufacturing cost reduction programs, additional gross profit from the Acquisitions, and the increase in volume. These favourable items were partially offset by the non-recurrence of the reversal of a 2010 impairment for manufacturing equipment of $2.7 million recorded in the fourth quarter of 2015.

•	Gross margin increased primarily due to Insurance Proceeds related to the South Carolina Flood and the favourable impact of the Company’s manufacturing cost reduction programs. These favourable items were partially offset by the non-recurrence of the reversal of a 2010 impairment for manufacturing equipment of $2.7 million recorded in the fourth quarter of 2015.

Gross profit totalled $53.7 million for the fourth quarter of 2016, a $8.9 million or 19.8% increase from $44.9 million for the third quarter of 2016. Gross margin was 25.6% in the fourth quarter of 2016 and 21.7% in the third quarter of 2016. Gross profit and gross margin increased primarily due to Insurance Proceeds related to the South Carolina Flood and a reduction in the unfavourable impact of the South Carolina Flood, partially offset by an unfavourable product mix.

Selling, General and Administrative Expenses

SG&A totalled $102.6 million for the year ended December 31, 2016, an $18.5 million or 22.0% increase from $84.1 million for the year ended December 31, 2015. The increase was primarily due to (i) an increase in share-based and variable compensation expenses, (ii) an increase in employee related costs primarily to support growth initiatives in the business, (iii) additional SG&A resulting from the Acquisitions and (iv) a provision for the settlement of the outstanding litigation with the Company’s former Chief Financial Officer (“CFO”) recorded in the third quarter of 2016 (“Litigation Settlement”).

SG&A totalled $84.1 million for the year ended December 31, 2015, a $1.9 million or 2.3% decrease from $86.0 million for the year ended December 31, 2014. The decrease was primarily due to a decrease in share-based and variable compensation expenses as well as a favourable FX impact. These decreases were partially offset by the 2015 Acquisitions and an increase in employee costs, including health related costs. The increase in employee costs was primarily to support the expected growth of the business.

As a percentage of revenue, SG&A expenses represented 12.7%, 10.8%, and 10.6% for 2016, 2015 and 2014, respectively.

SG&A for the fourth quarter of 2016 totalled $25.6 million, a $0.2 million or 0.7% decrease from $25.8 million for the fourth quarter of 2015. The decrease was primarily due to a decrease in variable and share-based compensation expenses and litigation related professional fees, partially offset by an increase in employee related costs to support growth initiatives in the business and additional SG&A resulting from the Powerband acquisition.

SG&A for the fourth quarter of 2016 decreased $1.8 million or 6.4% from $27.3 million in the third quarter of 2016. The decrease was primarily due to the provision for the Litigation Settlement recorded in the third quarter and a decrease in share-based compensation expense, partially offset by additional SG&A resulting from the Powerband acquisition.

Research Expenses

The Company continues to focus its research efforts on potential new products, technology, manufacturing processes and formulations for existing products. Research expenses totalled $10.8 million for the year ended December 31, 2016, a $1.3 million or 14.1% increase from $9.5 million for the year ended December 31, 2015. The increase was primarily to support product development initiatives.

Research expenses totalled $9.5 million for the year ended December 31, 2015, a $1.6 million or 20.1% increase from $7.9 million for the year ended December 31, 2014. The increase was primarily due to ongoing efforts to support the South Carolina Project and other manufacturing cost reduction programs.

Research expenses for the fourth quarter of 2016 totalled $3.2 million, a $0.5 million or 17.3% increase from $2.8 million for the fourth quarter of 2015, and a $0.9 million or 41.2% increase from $2.3 million for the third quarter of 2016. These increases were primarily to support product development initiatives.

As a percentage of revenue, research expenses represented 1.3%, 1.2% and 1.0% for 2016, 2015 and 2014, respectively.

Manufacturing Facility Closures, Restructuring and Other

As part of its plan to realize operational synergies from the TaraTape acquisition completed in November 2015, the Company set out a plan to close its Fairless Hills, Pennsylvania manufacturing facility and ceased production as of December 31, 2016. In order to accommodate the related production volume, the Company has leveraged production capacity in both its Carbondale, Illinois and Danville, Virginia manufacturing facilities and will continue to do so.    As a result of the TaraTape Closure, the Company increased its expectation of total annual synergies from this transaction to between $4 and $6 million from the previous estimate of between $2 and $4 million of additional adjusted EBITDA by the end of 2017. In 2016, the Company recorded $6.0 million, which included $4.0 million in non-cash charges related to impairment of property, plant and equipment, intangible assets and inventory and $1.9 million in cash charges related to termination benefits, facility restoration costs and other commitments. The Company expects to incur an additional $1 to $2 million mainly in cash charges related primarily to idle facility and equipment relocation costs in 2017.

Manufacturing facility closures, restructuring and other related charges totalled $2.4 million for the year ended December 31, 2016, a $1.3 million decrease from $3.7 million for the year ended December 31, 2015. The decrease was primarily due to (i) the benefit from Insurance Proceeds, (ii) a reduction in South Carolina Flood charges, and (iii) a reduction in South Carolina Project charges mostly due to the non-recurrence of termination benefits. These decreases were partially offset by TaraTape Closure charges of $6.0 million. The charges recorded in 2016 for the South Carolina Flood primarily include site clean-up, damage to property and insurance claim preparation costs totalling approximately $4.9 million. These charges were offset by Insurance Proceeds of $9.8 million for a net benefit of $4.9 million.

Manufacturing facility closures, restructuring and other related charges totalled $3.7 million for the year ended December 31, 2015, a $1.3 million decrease from $4.9 million for the year ended December 31, 2014. The decrease was primarily due to the non-recurrence of $1.0 million and $0.7 million in charges related to the closure of the Richmond, Kentucky manufacturing facility and the relocation of the Langley, British Columbia manufacturing facility to Delta, British Columbia, respectively. The charges recorded in 2015 were primarily related to the South Carolina Project of $1.5 million and the South Carolina Flood of $1.5 million. The South Carolina Project costs primarily include workforce retention and idle facility costs, partially offset by a reversal of impairment on equipment. The South Carolina Flood charges of $1.5 million primarily relate to a total of $6.5 million of damaged inventory, clean-up and idle facility costs and impaired property, plant and equipment, partially offset by Insurance Proceeds of $5.0 million.

Manufacturing facility closures, restructuring and other related recoveries totalled $7.7 million for the fourth quarter of 2016, a $10.4 million improvement from $2.7 million in charges for the fourth quarter of 2015. The improvement was primarily due to Insurance Proceeds of $9.3 million in the fourth quarter of 2016 as compared to $5.0 million in 2015, coupled with a reduction in charges associated with the South Carolina Flood in the fourth quarter of 2016.

Manufacturing facility closures, restructuring and other related recoveries improved $14.1 million from $6.3 million in charges for the third quarter of 2016. The improvement was primarily due to the Insurance Proceeds of $9.3 million relating to the South Carolina Flood and a reduction in charges associated with the TaraTape Closure. The charges recorded in the third quarter of 2016 are primarily related to the TaraTape Closure impairments discussed above and site clean-up and idle facility costs related to the South Carolina Flood.

Finance Costs

Finance costs totalled $5.0 million for the year ended December 31, 2016, a $1.8 million or 58.3% increase from $3.2 million for the year ended December 31, 2015. The increase was primarily due to an increase in interest expense in 2016 and lower foreign exchange gains in 2016 compared to 2015. The interest expense increased due to a higher average amount of debt outstanding and a higher average cost of debt.

Finance costs totalled $3.2 million for the year ended December 31, 2015, a $3.0 million or 48.7% decrease from $6.2 million for the year ended December 31, 2014. The decrease was primarily due to (i) foreign exchange gains in 2015, compared to foreign exchange losses in 2014 and (ii) a decrease in debt issue costs expensed in 2015 as a result of replacing the Company’s $200 million asset-based loan facility (“ABL facility”) with a new five-year $300 million revolving credit facility (“Revolving Credit Facility”) and the prepayment of certain other debt in 2014.

Finance costs for the fourth quarter of 2016 totalled $1.3 million, a $0.3 million or 18.7% decrease from $1.5 million for the fourth quarter of 2015. The decrease was primarily due to foreign exchange gains in the fourth quarter of 2016, compared to foreign exchange losses in the fourth quarter of 2015. This decrease was partially offset by higher interest expense as a result of a higher average amount of debt outstanding in the fourth quarter of 2016.

Finance costs decreased $0.2 million or 12.3% in the fourth quarter of 2016 from $1.4 million for the third quarter of 2016. The decrease was primarily due to foreign exchange gains in the fourth quarter of 2016, compared to foreign exchange losses during the third quarter of 2016.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending on the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The table below reflects the calculation of the Company’s effective tax rate (in millions of US dollars):

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015	2014
	$	$	$	$	$
Income tax expense (benefit)	9.7	(4.4)	19.6	11.0	22.9
Earnings before income tax expense (benefit)	31.4	13.1	70.7	67.7	58.7
Effective tax rate	31.0%	-34.0%	27.7%	16.2%	39.0%

The increase in the effective tax rate for 2016 compared to 2015 is primarily due to (i) the non-recurrence of the tax benefits recorded in 2015 to recognize previously derecognized Canadian deferred tax assets, (ii) the non-recurrence of the tax benefits recorded in 2015 to decrease the deferred tax liability related to previously impaired property, plant and equipment, and (iii) an unfavourable change in the mix of earnings between jurisdictions. The decrease in the effective tax rate for 2015 compared to 2014 is primarily due to a favourable change in the mix of earnings between jurisdictions and the recognition of previously derecognized Canadian deferred tax assets.

As compared to the fourth quarter of 2015, the effective tax rate for the fourth quarter of 2016 increased primarily due to the non-recurrence of the tax benefits recorded in the fourth quarter of 2015 to (i) recognize previously derecognized Canadian deferred tax assets and (ii) decrease the deferred tax liability related to previously impaired property, plant and equipment.

IPG Net Earnings

IPG Net Earnings totalled $51.1 million for the year ended December 31 2016, a $5.6 million decrease from $56.7 million for the year ended December 31, 2015. The decrease was primarily due to increases in SG&A and income tax expense, partially offset by an increase in gross profit. The Company estimates that its IPG Net Earnings for 2016 were positively impacted by the South Carolina Flood by approximately $2.3 million as a result of Insurance Proceeds totalling $22.4 million offsetting the negative net earnings impact of the South Carolina Flood.

IPG Net Earnings totalled $56.7 million for the year ended December 31 2015, a $20.8 million increase from $35.8 million for the year ended December 31, 2014. The increase was primarily due to the recognition of previously derecognized Canadian deferred tax assets, a decrease in finance costs, and an increase in gross profit. The Company estimates that its IPG Net Earnings for 2015 were negatively impacted by the South Carolina Flood by approximately $2.8 million, net of the benefit from Insurance Proceeds totalling $5.0 million.

IPG Net Earnings for the fourth quarter of 2016 totalled $21.7 million, a $4.2 million increase from $17.5 million for the fourth quarter of 2015. The increase was primarily due to a decrease in manufacturing facility closure charges and an increase in gross profit, both of which were mainly due to South Carolina Flood Insurance Proceeds of $17.4 million in the fourth quarter 2016 as compared to $5.0 million recognized in the fourth quarter of 2015, partially offset by an increase in income tax expense.    The Company estimates that its IPG Net Earnings for the fourth quarter of 2016 were positively impacted by the South Carolina Flood by approximately $9.2 million as a result of Insurance Proceeds offsetting the negative net earnings impact of the South Carolina Flood.

IPG Net Earnings for the fourth quarter of 2016 increased $15.4 million from $6.3 million for the third quarter of 2016. The increase was primarily due to a decrease in manufacturing facility closure charges and an increase in gross profit, both of which were mainly due to South Carolina Flood Insurance Proceeds of $17.4 million, partially offset by an increase in income tax expense mainly due to higher earnings.

Non-GAAP Financial Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share, leverage ratio and free cash flows (please see the “Cash Flows” section below for a description and reconciliation of free cash flows). The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before the controlling interest portion of (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) share-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; (vii) other discrete items as shown in the table below; and (viii) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted Net Earnings Reconciliation to IPG Net Earnings(1)

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015	2014
	$	$	$	$	$
IPG Net Earnings	21.7	17.5	51.1	56.7	35.8
Manufacturing facility closures, restructuring and other related charges (recoveries)	(7.7)	2.7	2.4	3.7	4.9
Share-based compensation expense	1.6	2.3	8.2	3.2	6.2
Impairment (reversal of impairment) of long-lived assets and other assets	0.1	(5.8)	0.2	(5.8)	0.1
Loss (gain) on disposal of property, plant and equipment	0.0	0.2	0.1	(0.8)	(0.1)
Other Item: Litigation Settlement	—	—	1.9	—	—
Other Item: Brantford Pension Charge (2)	—	—	—	—	1.6
Income tax effect of these items	2.4	(0.2)	(4.3)	0.6	(3.8)

Adjusted net earnings	18.0	16.7	59.7	57.6	44.8

IPG Net Earnings per share
Basic	0.37	0.30	0.87	0.95	0.59
Diluted	0.36	0.29	0.85	0.93	0.58

Adjusted earnings per share
Basic	0.31	0.28	1.02	0.96	0.74
Diluted	0.30	0.28	0.99	0.94	0.72

Weighted average number of common shares outstanding
Basic	58,899,366	58,802,897	58,727,751	59,690,968	60,718,776
Diluted	60,746,886	60,316,201	60,369,227	61,110,633	62,060,923

(1)	As disclosed in the Company’s press release on March 1, 2017, adjusted net earnings and adjusted earnings per share for the interim and annual periods in fiscal 2014 and 2015, and the first three interim periods in fiscal 2016 were amended to correct a clerical error in the calculation of the income tax effect caption. For the purpose of a consistent presentation of all periods, certain prior period amounts have been conformed to current period presentation.
(2)	The “Brantford Pension Charge” refers to a charge recorded in the third and fourth quarters of 2014 related to the settlement of the former Brantford, Ontario manufacturing facility pension plan.

Adjusted net earnings totalled $59.7 million for the year ended December 31, 2016, an $2.1 million increase from $57.6 million for the year ended December 31, 2015. The increase was primarily due to an increase in gross profit, partially offset by increases in income tax expense and SG&A. The Company estimates that its adjusted net earnings for 2016 were negatively impacted by the South Carolina Flood by approximately $0.8 million net of the benefit from Insurance Proceeds.

Adjusted net earnings totalled $57.6 million for the year ended December 31, 2015, a $12.8 million increase from $44.8 million for the year ended December 31, 2014. The increase was primarily due to the recognition of previously derecognized Canadian deferred tax assets and decreases in finance costs and variable compensation expenses, partially offset by a decrease in gross profit, an increase in certain other SG&A expenses, and an increase in research expenses primarily associated with the South Carolina Project. The Company estimates that its adjusted net earnings for 2015 were negatively impacted by the South Carolina Flood by approximately $1.8 million.

Adjusted net earnings totalled $18.0 million for the fourth quarter of 2016, a $1.3 million increase from $16.7 million for the fourth quarter of 2015. The increase was primarily due to an increase in gross profit, partially offset by an increase in income tax expense. The Company estimates that its adjusted net earnings for the fourth quarter of 2016 were positively impacted by the South Carolina Flood by approximately $3.7 million as a result of Insurance Proceeds offsetting the negative adjusted net earnings impact of the South Carolina Flood.

EBITDA, Adjusted EBITDA and Leverage Ratio

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings, the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) share-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance because they believe that they allow management and the Company’s lenders to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses.

The Company defines leverage ratio as borrowings divided by adjusted EBITDA. The term “leverage ratio” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Leverage ratio is not a measurement of financial performance under GAAP and should not be considered as an alternative to any GAAP measure as an indicator of the Company’s liquidity level or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a meaningful comparison of the Company’s liquidity level. In addition, leverage ratio is used by management in evaluating the Company’s performance because it believes that it allows management to monitor its liquidity level and evaluate its capacity to deploy capital to meet its strategic objectives.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015	2014
	$	$	$	$	$
Net earnings	21.7	17.5	51.1	56.7	35.8
Interest and other finance costs	1.3	1.5	5.0	3.2	6.2
Income tax expense (benefit)	9.7	(4.4)	19.6	11.0	22.9
Depreciation and amortization	8.7	10.6	31.0	30.9	26.2

EBITDA	41.4	25.2	106.7	101.7	91.1
Manufacturing facility closures, restructuring and other related charges (recoveries)	(7.7)	2.7	2.4	3.7	4.9
Share-based compensation expense	1.6	2.3	8.2	3.2	6.2
Impairment (reversal of impairment) of long-lived assets and other assets	0.1	(5.8)	0.2	(5.8)	0.1
Loss (gain) on disposal of property, plant and equipment	0.0	0.2	0.1	(0.8)	(0.1)
Other Item: Litigation Settlement	—	—	1.9	—	—
Other Item: Brantford Pension Charge	—	—	—	—	1.6

Adjusted EBITDA	35.3	24.6	119.5	102.0	103.9

Adjusted EBITDA totalled $119.5 million for the year ended December 31, 2016, a $17.5 million or 17.2% increase from $102.0 million for the year ended December 31, 2015. The increase was primarily due to an increase in gross profit, partially offset by an increase in SG&A. The Company estimates that its adjusted EBITDA in 2016 was negatively impacted by the South Carolina Flood by approximately $0.9 million net of the benefit from Insurance Proceeds.

Adjusted EBITDA totalled $102.0 million for the year ended December 31, 2015, a $1.9 million or 1.8% decrease from $103.9 million for the year ended December 31, 2014. The decrease was primarily due to an unfavourable FX impact, an increase in SG&A and an increase in research expenses. These negative impacts were partially offset by a decrease in variable compensation expense. The Company estimates that its adjusted EBITDA for 2015 was negatively impacted by the South Carolina Flood by approximately $2.7 million.

Adjusted EBITDA totalled $35.3 million for the fourth quarter of 2016, a $10.7 million or 43.6% increase from $24.6 million for the fourth quarter of 2015. The increase was primarily due to an increase in gross profit mainly due to Insurance Proceeds related to the South Carolina Flood in the fourth quarter of 2016. The Company estimates that its adjusted EBITDA for the fourth quarter of 2016 was positively impacted by the South Carolina Flood by approximately $6.0 million as a result of Insurance Proceeds offsetting the negative adjusted EBITDA impact of the South Carolina Flood.

Comprehensive Income Attributable to Company Shareholders (“IPG Comprehensive Income”)

IPG Comprehensive Income is comprised of IPG Net Earnings and other comprehensive income (loss) attributable to Company shareholders. IPG Comprehensive Income totalled $52.4 million for the year ended December 31, 2016, a $6.7 million or 14.6% increase from $45.7 million for the year ended December 31, 2015. The increase was primarily due to a favourable FX impact from cumulative translation adjustments in 2016 compared to an unfavourable FX impact in 2015, partially offset by lower IPG Net Earnings in 2016.

IPG Comprehensive Income totalled $45.7 million for the year ended December 31, 2015, a $22.2 million or 94.8% increase from $23.5 million for the year ended December 31, 2014. The increase was primarily due to higher IPG Net Earnings in 2015 and gains from the remeasurement of the defined benefit liability compared to actuarial losses in 2014.

Off-Balance Sheet Arrangements

Letters of Credit

The Company had standby letters of credit issued and outstanding as of December 31, 2016 that could result in payments by the Company of up to an aggregate of $1.8 million upon the occurrence of certain events. All of the letters of credit have expiry dates in the first half of 2017.

Capital Commitments

The Company had commitments to suppliers to purchase machines and equipment totalling approximately $32.4 million as of December 31, 2016. It is expected that such amounts will be paid out in the next twelve months. In the event of cancellation, the penalties that would apply may be equal to the purchase price depending on timing of the cancellation.

Raw Material Commitments

The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2016, the Company had on hand $8.7 million of raw material owned by its suppliers.

The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through October 2017 totalling approximately $10.8 million as of December 31, 2016. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.

Utilities Commitments

The Company entered into a five-year electricity service contract for one of its manufacturing facilities on May 1, 2016, under which the Company expects to reduce the overall cost of electricity consumed by the facility. In the event of early termination, the Company is required to pay for unrecovered power supply costs incurred by the supplier which are estimated to be approximately $11.7 million as of December 31, 2016 and would decline monthly based on actual service billings to date.

The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge will be incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $12.8 million over the remaining term of the contract.

Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $4.8 million as of December 31, 2016. This amount declines annually until the expiration of the contract.

The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas and electricity, through December 2020 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.1 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.

The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements or that would trigger any such penalty described above. The Company maintains no other off-balance sheet arrangements.

Related Party Transactions

The Company’s key personnel are all members of the Board of Directors and five members of senior management in 2016. Key personnel remuneration includes: short-term benefits including base and variable compensation, deferred compensation, director retainer and committee fees, post-employment benefits, share-based compensation, and termination benefits. Total key personnel remuneration included in the statement of consolidated earnings totalled $10.3 million for the year ended December 31, 2016, an increase of $4.9 million from $5.4 million for the year ended December 31, 2015. The increase was primarily due to stock appreciation right (“SAR”) exercise activity and additional performance share unit (“PSU”) award grants in 2016 as well as an increase in variable compensation.

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of the then-newly appointed CFO’s home in Montreal, Québec, Canada to assist in his relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. On April 15, 2015, the home was sold and the Company was reimbursed for the purchase funding.

Working Capital

The Company experiences some business cyclicality that requires the management of working capital resources. Typically, a larger investment in working capital is required in quarters when accounts receivable increase due to higher sales and when inventory increases due to higher anticipated future sales. Furthermore, certain liabilities are accrued for throughout the year and are paid only during the first quarter of the following year.

The Company uses Days Inventory to measure inventory performance. Days Inventory for the fourth quarter of 2016 increased to 63 from 61 in the fourth quarter of 2015. Inventories totalled $103.5 million as of December 31, 2016, a $2.9 million increase from $100.6 million as of December 31, 2015. The increase was primarily due to an increase in production to match sales volume growth as well as additional inventory resulting from the Powerband acquisition.

The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO increased to 39 in the fourth quarter of 2016 from 37 in the fourth quarter of 2015. Trade receivables totalled $90.1 million as of December 31, 2016, a $11.6 million increase from $78.5 million as of December 31, 2015. The increase was primarily due to an increase in the amount of revenue invoiced in the fourth quarter of 2016 as compared to the fourth quarter of 2015.

The calculations are shown in the following tables:

	Three months ended
	Dec. 31, 2016	Dec. 31, 2015
Cost of sales (1)	$156.2	$149.9
Days in quarter	92	92

Cost of sales per day (1)	$1.70	$1.63
Average inventory (1)	$107.1	$99.4

Days inventory	63	61

Days inventory is calculated as follows:

Cost of sales ÷ Days in quarter = Cost of sales per day (Beginning inventory + Ending inventory) ÷ 2 = Average inventory

Average inventory ÷ Cost of goods sold per day = Days inventory

(1)	In millions of US dollars

	Three months ended
	Dec. 31, 2016	Dec. 31, 2015
Revenue (1)	$209.9	$195.7
Days in quarter	92	92

Revenue per day (1)	$2.28	$2.13
Trade receivables (1)	$90.1	$78.5

DSO	39	37

DSO is calculated as follows:

Revenue ÷ Days in quarter = Revenue per day

Ending trade receivables ÷ Revenue per day = DSO

Accounts payable and accrued liabilities totalled $100.2 million as of December 31, 2016, an increase of $18.0 million from $82.2 million as of December 31, 2015. The increase was primarily due to the timing of payments for inventory and SG&A.

Liquidity

The Company finances its operations through a combination of cash flows from operating activities and borrowings under its Revolving Credit Facility. Liquidity risk management attempts to (i) maintain a sufficient amount of cash and (ii) ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies with a goal of ensuring it has the necessary funds to fulfil its obligations for the foreseeable future.

The Company has access to a $300 million Revolving Credit Facility, plus an incremental accordion feature (that is available subject to the credit agreement’s terms and lender approval) of $150 million through November 2019. As of December 31, 2016, the Company had drawn a total of $162.8 million, resulting in loan availability of $137.2 million. In addition, the Company had $21.0 million of cash, yielding total cash and loan availability of $158.2 million as of December 31, 2016.

The Company believes it has sufficient funds from cash flows from operating activities and cash on hand to meet its ongoing expected capital expenditures and working capital requirements funding needs for at least the next twelve months. These funds are also sufficient to meet funding needs for discretionary dividend payments and common share repurchases. In addition, funds available under the Revolving Credit Facility may be used, as needed, to fund more significant strategic initiatives.

Also refer to the section below entitled “Revolving Credit Facility” for additional discussion of funds available under the Revolving Credit Facility.

Cash Flows

The Company’s net working capital on the balance sheets increased during 2016 and 2015 due to the effects of business acquisitions. However, working capital amounts acquired are not included in cash flows from operating activities under IFRS. As such, the discussions below regarding 2016 and 2015 working capital items appropriately exclude these effects.

Cash flows from operating activities increased in the year ended December 31, 2016 by $5.9 million to $108.1 million from $102.3 million in the year ended December 31, 2015, primarily due to higher operating profits, partially offset by an increase in accounts receivable largely due to an increase in the amount of revenue invoiced in the fourth quarter of 2016 compared to the fourth quarter of 2015.

Cash flows from operating activities increased in the year ended December 31, 2015 by $15.4 million to $102.3 million from $86.9 million in the year ended December 31, 2014, primarily due to a decrease in accounts receivable resulting from lower sales in the fourth quarter of 2015 compared to the fourth quarter of 2014 and an increase in accounts receivable in 2014 compared to 2013.

Cash flows from operating activities increased in the fourth quarter of 2016 by $23.1 million to $65.0 million from $41.9 million in the fourth quarter of 2015 primarily due to higher operating profit and accounts payable and accrued liabilities. The increase in accounts payable and accrued liabilities is primarily due to the timing of payments near the end of 2016 compared to the end of 2015.

Additionally, the Company’s working capital contained two significant fluctuations that largely offset each other:

•	a decrease in inventory in the fourth quarter of 2016 compared to an increase in the fourth quarter of 2015 primarily due to the timing of raw material pre-buys and a higher volume of sales in the fourth quarter of 2016 compared to the fourth quarter of 2015,

•	largely offset by a lower change in trade receivables in the fourth quarter of 2016 compared to the fourth quarter of 2015 primarily due to an increase in the amount of revenue invoiced in the fourth quarter for 2016 compared to 2015 and an increase in DSO to 39 in the fourth quarter of 2016 from 37 in the fourth quarter of 2015.

Cash flows used for investing activities increased in the year ended December 31, 2016 by $32.6 million to $91.8 million from $59.2 million in the year ended December 31, 2015, primarily due to higher capital expenditures as well as the Powerband acquisition in September 2016 for $41.9 million, compared to the 2015 Acquisitions of $26.2 million. The increase in capital expenditures primarily related to water-activated tape capacity expansion in Midland, North Carolina (“WAT Project”) and other initiatives discussed in the section entitled “Capital Resources” below.

Cash flows used for investing activities increased in the year ended December 31, 2015 by $22.4 million to $59.2 million from $36.8 million in the year ended December 31, 2014, primarily due to funding the 2015 Acquisitions, partially offset by lower capital expenditures. The decrease in capital expenditures primarily related to the South Carolina Project, partially offset by capital expenditures for the WAT Project and shrink film capacity expansion at the Portugal manufacturing facility (“Portuguese Shrink Film Project”) discussed in the section entitled “Capital Resources” below.

Cash flows used for investing activities decreased in the fourth quarter of 2016 by $5.8 million to $14.0 million from $19.8 million in the fourth quarter of 2015, primarily due to funding the TaraTape acquisition in November 2015, partially offset by higher capital expenditures in 2016 related to the WAT Project.

Cash flows used in financing activities decreased in the year ended December 31, 2016 by $19.7 million to $11.5 million from $31.2 million in the year ended December 31, 2015, primarily due to a decrease in repurchases of common shares, partially offset by a decrease in net borrowings and an increase in dividends paid.

Cash flows used in financing activities decreased in the year ended December 31, 2015 by $12.5 million to $31.2 million from $43.7 million in the year ended December 31, 2014, primarily due to an increase in net borrowings, partially offset by an increase in repurchases of common shares and an increase in dividends paid.

Cash flows used in financing activities increased in the fourth quarter of 2016 by $16.3 million to $34.9 million from $18.6 million in the fourth quarter of 2015, primarily due to an increase in net repayments of debt in the fourth quarter of 2016, partially offset by a decrease in repurchases of common shares in the fourth quarter of 2016.

The Company is including free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows, defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, decreased in the year ended December 31, 2016 by $9.8 million to $58.2 million from $68.0 million in the year ended December 31, 2015 primarily due to an increase in capital expenditures.

Free cash flows increased in the year ended December 31, 2015 by $21.7 million to $68.0 million from $46.3 million in the year ended December 31, 2014 primarily due to a decrease in accounts receivable and lower capital expenditures.

Free cash flows increased in the fourth quarter of 2016 by $17.5 million to $50.8 million from $33.3 million in the fourth quarter of 2015, primarily due to an increase in operating profit and accounts payable and accrued liabilities.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015	2014
	$	$	$	$	$
Cash flows from operating activities	65.0	41.9	108.1	102.3	86.9
Less purchases of property, plant and equipment	(14.2)	(8.5)	(50.0)	(34.3)	(40.6)

Free cash flows	50.8	33.3	58.2	68.0	46.3

Revolving Credit Facility

The Company’s $300 million Revolving Credit Facility is with a syndicate of financial institutions and replaced the Company’s $200 million ABL facility in November 2014. The Company relies upon cash flows from operating activities and funds available under the Revolving Credit Facility to meet working capital requirements as well as to fund capital expenditures, mergers and acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate purposes. The Revolving Credit Facility also includes an incremental accordion feature of $150 million, which will enable the Company to increase the limit of this facility (subject to the credit agreement’s terms and lender approval) if needed.

As of December 31, 2016, the Company had drawn a total of $162.8 million against the Revolving Credit Facility, which consisted of $161.0 million of borrowings and $1.8 million of standby letters of credit. The Company had total cash and loan availability of $158.2 million as of December 31, 2016 and $182.3 million as of December 31, 2015. The change in total cash and loan availability is due to the changes in cash flows as previously discussed.

The Revolving Credit Facility is priced primarily on the LIBOR rate plus a spread varying between 100 and 225 basis points (150 basis points as of December 31, 2016 and 2015). The spread depends on the consolidated total leverage ratio (as defined under the Revolving Credit Facility) and increases as the consolidated total leverage ratio increases. The revolving credit loans denominated in US Dollars bear interest at the LIBOR rate applicable to dollar-denominated loans plus the applicable spread. Revolving credit loans denominated in an alternative currency bear interest at the floating rate applicable to alternative currency-denominated loans plus the applicable spread and any mandatory costs. As of December 31, 2016, the full $161.0 million of borrowings was priced at 30-day US dollar LIBOR.

As of December 31, 2016, the Revolving Credit Facility has, in summary, three financial covenants: (i) a consolidated total leverage ratio not to be greater than 3.25 to 1.00, with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a price not less than $50 million, (ii) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (iii) the aggregated amount of all capital expenditures in any fiscal year may not exceed $50 million (as discussed in the next paragraph this covenant was amended in January 2017.) Also as of December 31, 2016 (and before the January 2017 amendments discussed in the next paragraph), any portion of the allowable $50 million not expended in the year may be carried over for expenditure in the following year but not carried over to any additional subsequent year thereafter (as such, the allowable capital expenditures were $65.7 million in 2016 and $59.4 million in 2015 due to a carry forward provision of unused capital expenditure amounts from the prior year). The Company was in compliance with all three financial covenants which were 1.53, 7.34 and $49.9 million, respectively, as of December 31, 2016.

In January 2017 the Company’s Revolving Credit Facility was in part amended to increase the limit of allowable capital expenditures in any fiscal year from 2017 onwards to $100 million and amounts not expended in the year are no longer able to be carried over to the next year.

Capital Resources

Capital expenditures totalled $14.2 million and $50.0 million in the three months and year ended December 31, 2016, respectively, as funded by the Revolving Credit Facility and cash flows from operating activities. Capital expenditures for the year ended December 31, 2016 and those currently expected to be made in 2017 are primarily for property, plant and equipment to support the following strategic and growth initiatives: the WAT Project, the Portuguese Shrink Film Project, expansion of the Company’s specialty tape product offering (“Specialty Tape Project”), technology upgrade and capacity expansion of stretch film production in the Danville, Virginia manufacturing facility (“Stretch Film Project”), shrink film capacity expansion at the Tremonton, Utah manufacturing facility (“Utah Shrink Film Project”), the Powerband Investment Projects and various other initiatives and maintenance needs. All of the strategic and growth initiatives are currently expected to yield an after-tax internal rate of return greater than 15%.

The table below summarizes the capital expenditures to date and expected future capital expenditures for the above mentioned initiatives (in millions of US dollars):

	Year ended December 31,	Approximate amounts based on current estimates
	2016	2017	Total Project	Completion Date
	$	$	$
WAT Project	13.7	26-31	44-49	End of 2017
Portuguese Shrink Film Project (1)	5.4	1-2	11	Mid-2017
Specialty Tape Project	2.7	2-4	10	End of 2017
Powerband Investment Projects (1)	1.5	10-14	20	Mid-2018
Stretch Film Project	1.4	8-10	11	Mid-2018
Utah Shrink Film Project	—	7-9	9	Mid-2018

(1)	Subject to FX impact and excluding any government subsidies.

Capital expenditures to support maintenance needs are expected to be between $10 and $12 million in 2017.

In addition, the Company had commitments to suppliers to purchase machines and equipment totalling approximately $32.4 million as of December 31, 2016, primarily to support the initiatives discussed above. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Revolving Credit Facility and cash flows from operating activities.

Contractual Obligations

The Company’s principal contractual obligations and commercial commitments as of December 31, 2016 are summarized in the following table (in millions of USD):

	Payments Due by Period (1)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Debt principal obligations (2)	167.1	1.1	162.8	1.6	1.6
Finance lease obligations (3)	15.3	6.1	5.8	0.8	2.6
Pensions, post-retirement and other long-term employee benefit plans (4)	8.0	7.8	0.0	0.1	0.0
Operating lease obligations	13.3	4.0	5.2	2.1	2.0
Equipment purchase commitments	32.4	32.4	—	—	—
Utilities contract obligations (5)	29.6	6.4	11.4	7.4	4.4
Raw material purchase commitments (6)	19.5	19.5	—	—	—
Other obligations (7)	7.7	5.7	1.0	0.1	0.9

Total	292.9	83.0	186.2	12.1	11.5

(1)	“Less than 1 year” represents those payments due in 2017, “1-3 years” represents those payments due in 2018 and 2019, “3-5 years” represents those payments due in 2020 and 2021, while “After 5 years” includes those payments due in later years.
(2)	Refer to the previous section entitled “Revolving Credit Facility” for discussion of related interest obligations.
(3)	The figures in the table above include interest expense included in minimum lease payments of $1.0 million.

(4)	Pension, post-retirement and other long-term employee benefit plans includes contributions associated with defined benefit and defined contribution plans as well as obligations under the deferred compensation plan. Defined benefit plan contributions represent the amount the Company expects to contribute in 2017. Defined benefit plan contributions beyond 2017 are not determinable since the amount of any contributions is heavily dependent on the future economic environment and investment returns on pension plan assets. Volatility in the global financial markets could have an unfavourable impact on the Company’s future pension and other post-retirement benefits funding obligations as well as net periodic benefit cost.

Defined contribution plan contributions represent the obligation recorded as of December 31, 2016 to be paid in 2017. Certain defined contribution plan contributions beyond 2017 are not determinable since contribution to the plan is at the discretion of the Company.

Refer to Note 18 in the Company’s Financial Statements for a complete discussion of pension, post-retirement and other long-term employee benefit plans.

(5)	Utilities contract obligations include agreements with various utility suppliers to fix certain energy costs, including natural gas and electricity, for minimum amounts of consumption at several of the Company’s manufacturing facilities, as discussed in the previous section entitled “Off-Balance Sheet Arrangements” above. The figures included in the table above are estimates of utility billings over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of the agreements.

(6)	Raw material purchase commitments include certain raw materials from suppliers under consignment agreements, as discussed in the previous section entitled “Off-Balance Sheet Arrangements” above. The figures included in the table above represent raw material inventory on hand or in transit, owned by the Company’s suppliers, that the Company expects to consume.

Raw material purchase commitments also include agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates, as discussed in the previous section entitled “Off-Balance Sheet Arrangements” above. The figures included in the table above do not include estimates for storage costs, fees or penalties. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these agreements.

(7)	Other obligations include provisions for (i) environmental obligations primarily related to the South Carolina Project, (ii) restoration obligations associated with leased facilities, and (iii) termination benefits primarily related to the TaraTape Closure and the South Carolina Project. Refer to Note 14 in the Company’s Financial Statements for a complete discussion of provisions and contingent liabilities. Also included in other obligations are standby letters of credit discussed above in the section entitled “Revolving Credit Facility”.

Purchase orders outside the scope of the raw material purchase commitments as defined in this section are not included in the table above. The Company is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as these purchase orders typically represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company’s purchase orders are based on current demand expectations and are fulfilled by the Company’s vendors within short time horizons. The Company also enters into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

Stock Appreciation Rights

The amount and timing of a potential cash payment to settle a SAR is not determinable since the decision to exercise is not within the Company’s control after the award vests and is not included in the table above. On June 20, 2012, the Board of Directors of the Company adopted the 2012 Stock Appreciation Rights Plan (“SAR Plan”). A SAR, as defined by the SAR Plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can be settled only in cash and expire no later than 10 years after the date of the grant.

On June 28, 2012, 1,240,905 SARs were granted at a base price of CDN$7.56 with contractual lives ranging from six to ten years.

As of December 31, 2016, the aggregate intrinsic value of outstanding vested awards was $2.1 million. As of December 31, 2016, $0.5 million was accrued to settle SAR awards exercised but not yet paid.

Capital Stock and Dividends

As of December 31, 2016, there were 59,060,335 common shares of the Company outstanding.

During the year ended December 31, 2016, cash dividends were paid as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment
March 9, 2016	March 31, 2016	$0.13	March 21, 2016	58,522,835	$7.5
May 9, 2016	June 30, 2016	$0.13	June 15, 2016	58,602,835	$7.6
August 10, 2016	September 30, 2016	$0.14	September 15, 2016	58,621,585	$8.2
November 10, 2016	December 30, 2016	$0.14	December 15, 2016	59,060,335	$8.0

On March 8, 2017, the Board of Directors declared a dividend of $0.14 per common share payable on March 31, 2017 to shareholders of record at the close of business on March 21, 2017.

Since the dividend policy was reinstated in August 2012, the Company has paid $104.6 million in cumulative dividends, of which $31.4 million was paid in 2016.

The dividends paid in 2016 and payable in 2017 by the Company are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

The Company entered into a normal course issuer bid (“NCIB”) to repurchase for cancellation up to 2,000,000 common shares effective on July 10, 2014. The NCIB was subsequently renewed July 10, 2015 and amended November 11, 2015, to increase the total shares available for repurchase to 4,000,000 common shares. This NCIB, which was scheduled to expire on July 9, 2016, was renewed for a twelve-month period starting July 14, 2016. This renewed NCIB expires on July 13, 2017. As of December 31, 2016 and March 8, 2017, 4,000,000 shares remained available for repurchase under the NCIB.

The table below summarizes the NCIB activity that occurred during the three months and year ended December 31:

	Three months ended December 31,			Year ended December 31,
	2016	2015		2016		2015
Common shares repurchased	—		366,600		147,200		2,487,188
Average price per common share including commissions	—	CDN$	14.28	CDN$	15.77	CDN$	15.52
Total purchase price including commissions (1)	—		$4.0		$1.7		$30.0

(1)	In millions of US dollars

On April 22, 2014, the Board of Directors adopted the Performance Share Unit Plan (“PSU Plan”). A PSU, as defined by the PSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PSU Plan, to receive (prior to the amendments discussed below) the number of common shares of the Company underlying the PSU. On May 9, 2016, the Board of Directors approved an amendment to the PSU Plan to provide the Company the option of settling PSUs in cash. The Board has full discretion to determine the form of settlement of the PSUs and as of December 31, 2016, no such discretion had been used. Additionally, on the same date, the Board of Directors approved an amendment to the PSU Plan that allowed for accelerated vesting of PSUs in the event of death, disability or retirement of a participant.

The PSUs are normally earned over a three-year period with vesting at the third anniversary of the grant date unless vesting is accelerated based on retirement eligibility, death or disability. The number of shares earned can range from 0% to 150% of the grant amount based on the total shareholder return (“TSR”) ranking versus a specified peer group of companies. As of December 31, 2016, the Company’s TSR ranking was such that if all PSUs outstanding were to be settled as of December 31, 2016, the number of shares earned would be 150% of the grants awarded.

On April 22, 2014, the Board of Directors adopted the Deferred Share Unit Plan (“DSU Plan”). A deferred share unit (“DSU”), as defined by the DSU Plan, represents the right of a participant to receive (prior to the amendments discussed below) a common share of the Company. Under the DSU Plan, a non-executive director is entitled to receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled when the director ceases to be a member of the Board of Directors of the Company. DSUs are net-settled to satisfy minimum statutory tax withholding requirements.

The table below summarizes equity-settled share-based compensation activity that occurred during the three months and year ended December 31:

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015	2014
Stock options granted	—	—	—	—	492,500
Stock options exercised	415,000	116,250	540,000	712,500	256,677
Cash proceeds (in millions of US dollars)	$0.7	$0.3	$1.5	$1.6	$0.8
Stock options expired or forfeited	—	27,500	16,250	30,000	140,000
PSUs granted	30,161	—	422,733	363,600	152,500
PSUs forfeited	—	16,290	28,696	18,060	—
DSUs granted	—	—	52,665	46,142	36,901
Shares issued upon DSU settlement	—	—	—	6,397	—

On February 17, 2017, the Board of Directors approved an amendment to the PSU Plan and to the DSU Plan to provide for only cash settlement of PSU and DSU awards, respectively. As a result of the amendment, prospectively and until award settlement, the Company will remeasure the fair value of the awards on amendment date and at each reporting period end date, and present the cash-settled awards as a liability within other liabilities and not in contributed surplus in the consolidated balance sheets. Changes in the fair value of the liability will be reflected in SG&A in the statement of consolidated earnings.

Pension and Other Post-Retirement Benefit Plans

The Company’s pension and other post-retirement benefit plans currently have an unfunded deficit of $30.8 million as of December 31, 2016 as compared to $29.3 million as of December 31, 2015. The increase was primarily due to a decrease in the weighted average discount rate from 4.01% and 4.25% for US and Canadian plans, respectively, as of December 31, 2015 to 3.87% and 4.00% for US and Canadian plans, respectively, as of December 31, 2016. These changes resulted in an increase in net present value of the liability and are partially offset by an increase in the fair value of plan assets. For 2016, the Company contributed $1.4 million as compared to $2.0 million in 2015, to its funded pension plans and to beneficiaries for its unfunded benefit plans. Adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs; however, the Company expects to meet its minimum required pension benefit plan funding obligations for 2017. None of the defined benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other assets used by the Company.

Effective September 30, 2011, the defined benefit plan sponsored by the Company, associated with the former Brantford, Ontario manufacturing facility, was wound-up. Pursuant to applicable legislation, benefits for this plan had to be settled within the five-year period following the wind-up effective date. During the year ended December 31, 2014, the Company purchased group annuity buy out policies to settle its obligation to plan participants resulting in non-cash settlement losses of $1.6 million representing the difference between the accounting liability and the cost to settle the obligations. The settlement losses were included in the statement of consolidated earnings under the caption cost of sales.

Financial Risk, Objectives and Policies

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate debt. To hedge the long-term cost of floating rate debt, the Company entered into interest rate swap agreements that are designated as cash flow hedges.

The terms of the interest swap agreements are as follows (in millions of US dollars):

Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
		$		%
March 18, 2015	November 18, 2019	40.0	Monthly	1.610
August 18, 2015	August 20, 2018	60.0	Monthly	1.197

Please refer to Note 22 of the Company’s Financial Statements for a complete discussion of the Company’s risk factors, risk management, objectives and policies.

Litigation

On November 5, 2015, the Company’s former CFO filed a lawsuit against the Company in the United States District Court for the Middle District of Florida alleging certain violations by the Company related to the terms of his employment and his termination. On October 20, 2016, the Company and the former CFO agreed to the Litigation Settlement. Pursuant to the terms of the confidential settlement agreement, the Company paid $1.9 million in October 2016 for full and complete settlement of all matters between the parties with respect to the litigation.

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of December 31, 2016 with the exception of the item discussed in the paragraph above.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the Company’s Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:

Significant Management Judgment

Deferred income taxes

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that future taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 5 of the Company’s Financial Statements for more information regarding income taxes.

Estimation Uncertainty

Impairments

At the end of each reporting period the Company performs a test of impairment on assets subject to amortization if there are indicators of impairment. Goodwill allocated to cash generating units (“CGU”) and intangible assets with indefinite useful lives are tested annually. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.

Refer to Note 12 of the Company’s Financial Statements for more information regarding impairment testing.

Pension, post-retirement and other long-term employee benefits

The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected healthcare cost trend. Actual results will differ from estimated results which are based on assumptions. Refer to Note 18 of the Company’s Financial Statements for more information regarding the assumptions related to the pension and other post-retirement benefit plans.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Refer to Note 5 of the Company’s Financial Statements for more information regarding income taxes.

Useful lives of depreciable assets

Management reviews the useful lives, depreciation methods and residual values of depreciable assets at each reporting date. As of the reporting date, management assesses the useful lives which represent the expected utility of the assets to the Company. Actual results, however, may vary due to technical or commercial obsolescence, particularly with respect to information technology and manufacturing equipment.

Net realizable value of inventories and parts and supplies

Inventories and parts and supplies are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories and parts and supplies, management takes into account the most reliable evidence available at the time the estimate is made.

Provisions for slow-moving and obsolete inventories are made based on the age and estimated net realizable value of inventories. The assessment of the provision involves management judgment and estimates associated with expected disposition of the inventory. Refer to Note 7 of the Company’s Financial Statements for information regarding inventories and write-downs of inventories.

Allowance for doubtful accounts and revenue adjustments

During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends, past experience and credit insurance coverage. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience, practices and current economic trends. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 22 of the Company’s Financial Statements for more information regarding the allowance for doubtful accounts and the related credit risks.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows, when the effect of the time value of money is material.

Provisions of the Company include environmental and restoration obligations, litigation and termination benefits and other provisions. Refer to Note 14 of the Company’s Financial Statements for more information regarding provisions.

Share-based payments

The estimation of share-based payment fair value and expense requires the selection of an appropriate pricing model.

The model used by the Company for the Executive Stock Option Plan (“ESOP”) and SAR Plan is the Black-Scholes pricing model. The Black-Scholes model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares, the probable life of awards granted, the time of exercise, the risk-free interest rate commensurate with the term of the awards, and the expected dividend yield.

The model used by the Company for the PSU Plan is the Monte Carlo simulation model. The Monte Carlo model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the volatility of the Company’s own common shares as well as those of a peer group, the performance measurement period, and the risk-free interest rate commensurate with the term of the awards.

Refer to Note 16 of the Company’s Financial Statements for more information regarding share-based payments.

Business acquisitions

Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination.

Refer to Note 17 of the Company’s Financial Statements for more information regarding business acquisitions.

Standards Issued and Not Yet Effective but Early Adopted

On January 1, 2015, the Company adopted and implemented IFRS 9 (2013) - Financial Instruments. This standard replaces IAS 39 - Financial Instruments: Recognition and Measurement and previous versions of IFRS 9. IFRS 9 (2013) includes revised guidance on the classification and measurement of financial assets and liabilities and introduces a new general hedge accounting model which aims to better align a company’s hedge accounting with risk management.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s Financial Statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has performed a preliminary review of the new guidance as compared to its current accounting policies, and began a review of its sales contracts. Based on its initial evaluation, management does not expect the new guidance to materially impact the Company’s Financial Statements. In 2017, management plans to finalize its review and determine the method of adoption.

IFRS 9 (2014) - Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Based on its initial evaluation, management does not expect the new guidance to materially impact the Company’s Financial Statements. In 2017, management plans to finalize its review and determine the method of adoption.

IFRS 16 - Leases which will replace IAS 17 - Leases was issued in January 2016. IFRS 16 eliminates the classification of an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and option periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. Management is currently assessing but has not yet determined the impact of this new standard on the Company’s Financial Statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s Financial Statements.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer (“CEO”) and the CFO that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The CEO and CFO of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The CEO and CFO have concluded that the Company’s internal control over financial reporting as of December 31, 2016 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2015, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future sales and financial results, the impact of the Powerband acquisition on the Company’s product offering and presence in the global packaging market, the South Carolina Flood, the South Carolina Project, the TaraTape Closure, the Powerband Investment Projects, Stretch Film Project, Specialty Tape Project, Portuguese Shrink Film Project, WAT Project, Utah Shrink Film Project, income tax and effective tax rate, availability of funds and credit, level of indebtedness, payment of dividends, capital and other significant expenditures, working capital requirements, liquidity, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the anticipated benefits from the Company’s acquisitions; the anticipated benefits from the Company’s capital expenditures; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors,” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2015 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.